FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

October 3, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is October 3, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer has entered into an agreement to acquire a 100% interset in the La Poma Silver property in Salta province, northwestern Argentina.

Item 5.	Full Description of Material Change

The Issuer reports that they have entered into an agreement to acquire a 100% interest in the La Poma Silver property in Salta province, northwestern Argentina.

The average of 30 samples collected by the Issuer as part of its due diligence confirms the high grade nature of the former mine, returning values of 280 g/t silver, 6.05% lead, and 0.31% copper.  The highest silver grade within this batch was 1.37 kg/t.  There is no evidence of significant modern exploration and the Issuer feels that there is excellent potential to discover additional mineralization of similar grades at depth and along strike under post-mineralization cover.

The La Poma property lies within the area of the proposed Newmont Alliance (NR07-17, September 26, 2007) but has been excluded from the proposed Agreement with Newmont and will be advanced by the Issuer in the coming months.

The La Poma Property

The property consists of five exploration tenements (3,752 hectares), including the former La Poma Silver-Lead Mine.  The property is located 24 kilometres from the town of San Antonio De Los Cobres and less than three hours drive from Salta.

Historically the La Poma Mine was exploited during the early 20th century up until 1964.  The mine was worked over a 2,000 metre strike length by both open pit and underground methods, with up to 1,100 metres of underground development.  Although the depth from surface is not reported, Cardero geologist’s estimate that underground workings reached a depth of approximately 100 metres from surface.  Material was processed in a nearby plant with a capacity of up to 100 tonnes per day.

In 1995, the Japanese International Cooperation Agency (JICA) reported silver grades up to 716.2 g/t and gold grades up to 2.25 g/t.

More recently, in the ‘Mineral Resources of Argentina’ publication (1999), Zappettini reports total silver-lead “reserves” (non 43-101 compliant) of 260,000 tonnes in the La Poma area.  It is also reported that within this, 165,000 t have an average grade of 191 g/t silver and 11% lead, with bonanza silver grades up to 5,000 g/t and copper grades locally reaching 2%.

Cardero Due Diligence

The Issuer visited the property, to confirm previously reported ore grades and to establish the exploration potential of the property.  Due diligence sampling returned encouraging ore grades from 30 characterization samples averaging 280 g/t silver, 6.05% lead, 0.31% copper, and 753 ppm zinc.  Within this batch of samples, five samples assayed greater than 0.5k g/t silver including two samples greater than 1.0 kg/t silver, up to a maximum of 1.37 kg/t.  Peak lead grade is 15.8% and peak copper grade is 2.47%.

Geologically, the La Poma Mine consists of a series of large strike-slip faults that collectively have a strike-length of at least 1.8 kilometres and occur over a width of 400 metres.  Faults are hosted within a series of Miocene volcanic rocks.  Mineralization within these faults primarily occurs within galena-sphalerite-quartz (lead-zinc) veinlets and as galena-sphalerite disseminations in silicified fault breccias.  Structurally focused hydrothermal alteration is characterized by strong silica, chlorite and sericite-clay alteration.

Production mining of these structures occurred in the La Negra, Vieja Esperanza and La Poma II veins that are semi-continuous over 1.8 kilometres. Very limited drilling has occurred on the property. No evidence of trenching or drill testing was observed on the historical La Negra or Vieja Esperanza production veins and the La Poma structure is considered to be essentially untested by modern exploration techniques.

While the productive veins are exposed over 1.8 kilometres, they are also interpreted to extend under later volcanic cover to the east and west.  It is highly likely that the mineralized structural corridor continues under cover and the Issuer has acquired sufficient ground, as part of the La Poma deal, to test this significant upside potential.

Future Exploration

Initial exploration will be centred on an Induced Polarisation (IP) survey, scheduled to commence in mid-October 2007.  This data, combined with detailed structural and lithological mapping and geochemical sampling should lead to early drill-testing, scheduled for early 2008.

Terms

Under the terms of the Agreement, the Issuer has the option ("Option") to acquire a 100% interest, in five minas from a private Argentinean individual (the "Vendor") by making aggregate payments of USD 1,170,000 over five years to October 1, 2012.

Qualified Person and Quality Control/Quality Assurance

EurGeol Mr. Keith J. Henderson, the Issuer's Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

Stock Options

The Issuer also announces that, pursuant to its 2002 Incentive Stock Option Plan, it has granted incentive stock options to employees to purchase up to 350,000 common shares at a price of $1.91 for a period of two years, expiring on October 3, 2009.

Exposure to Asset-Backed Canadian Paper

The Issuer would like to confirm that it has no exposure to any asset-backed Canadian paper.  Other than cash held by its subsidiaries for their immediate operating needs in Mexico, Argentina and Peru, all of the Issuer’s cash reserves are on deposit with a major Canadian chartered bank or invested in GIC’s issued by that bank.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s La Poma project, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the inability of the Issuer and Newmont to agree on the final terms of the proposed regional exploration alliance with the result that the alliance will not come to fruition, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer or Newmont to obtain any necessary permits, consents or authorizations required for their respective activities, including in connection with the regional exploration alliance, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital to continue its operations or to fund its commitments under the regional exploration alliance with the consequent dilution and possible loss of its interest therein, or to be able to fully implement its planned business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 229

Item 9.	Date of Report

October 3, 2007